SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

February 24, 2006

Messrs.
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV

Re.: MATERIAL EVENT

Gentlemen:

CREDICORP LTD., in accordance with article 28 of the Capital Markets Law and CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, as modified by CONASEV Resolution number 009-2003-EF/94.10, complies with notifying you of the following Material Event:

Credicorp's Board of Directors, in the session held yesterday, February 23, 2006, agreed to submit for consideration and approval at the company's Annual General Meeting of Shareholders, which will be held on March 31, 2006, the following matters:

1. Approved the Annual Report of the Company for the financial year 2005.

2. Approved the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2005, including the report of the independent auditors Medina , Zaldívar, Paredes & Asociados, a member firm of Ernst & Young in Perú.

3. Approved to postpone for another Board of Director's session the designation of independent auditors for the year 2006, according to the solicitation made by the Audit Committee, which will present its recommendation through the proposal by the Board of Directors to the Annual General meeting.

Please note that Credicorp’s Board of Directors, in the session held on February 23, 2005, agreed to pay its shareholders a cash dividend of US$103,820,549.00, which amount to US$1.10 per share, payable on May 3, 2006, to shareholders registered as of April 12, 2006 (“Record Date”).

In accordance with CONASEV Resolution No. 107-2002-EF/94.10.0, we are enclosing the company’s Annual Report and consolidated financial statements as of December 31, 2005 together with the external auditor’s opinion, as well as the 2005 Annual Information Document, also approved by the Board.

Sincerely,

/s/Fernando Palao
Fernando Palao
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2006

CREDICORP LTD.

By:	/S/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.